Exhibit 3

Diavik Diamond Mines Inc.	Phone: (867) 669-6500
PO Box 2498	Fax: (867) 669-9058
5007 50th Avenue	E-mail: info@diavik.com
Yellowknife, NT X1A 2P8
Canada

CERTIFICATE OF QUALIFIED PERSON

I, Calvin G. Yip, P.Eng., certify that:

1.

I am a mining engineer employed by Diavik Diamond Mines Inc. located at 5007 50th Avenue, Yellowknife, NT X1A 2P8.

2.

This certificate is issued as a duty of my being the author of a Technical Report titled Mineral Resource and Reserve Update, Diavik Diamond Mine, Northwest Territories, Canada Prepared for Harry Winston Diamond Corporation dated April 23, 2008.

3.

I am a Qualified Person for the purposes of National Instrument 43-101. I have received the following degrees:

  B.A.Sc., Mining Engineering, University of British Columbia, 1983

  M.Eng., Mining Engineering, University of British Columbia, 1985

  M.B.A., Edinburgh Business School, Heriot-Watt University, U.K., 2003

I am a Professional Engineer in the Northwest Territories, Ontario, British Columbia, and Yukon. I am a Member of the Canadian Institute of Mining, Metallurgy and Petroleum, and a Fellow of the Australasian Institute of Mining and Metallurgy.

I have worked as a mining engineer for more than twenty years. My experiences have been gained from employment at eight Canadian mining operations to date.

I am a Competent Person within the Rio Tinto group for the reporting of mineral reserves under Australian JORC requirements.

4.

As an employee of Diavik Diamond Mines Inc. (DDMI) since March 2001, my place of work includes both the Diavik Diamond Mine site and DDMI s corporate office in Yellowknife. I was site-based full-time from April 2002 to May 2004, and continue to make regular site visits to deal with mine planning and resource geology matters. My most recent site visit prior to completing the Technical Report was March 4 — 6, 2008.

5.

I take responsibility for all sections of the Technical Report. The Technical Report is based on review of technical reports and other information in my possession or provided by DDMI colleagues, on site visits, on discussions with selected DDMI staff, and on personal knowledge and analyses pertinent to my role at the Diavik Diamond Mine. Although I have relied on other professionals for parts of the Technical Report, I have satisfied myself as to validity and applicability. The inclusion or exclusion of information in this Technical Report is my decision alone as the author.

6.

I am independent of the Issuer as per the criteria described in section 1.4 of National Instrument 43-101.

7.

My involvement with the Diavik Diamond Mine is through full-time employment since March 2001 with Diavik Diamond Mines Inc.(DDMI), a wholly owned business unit of Rio Tinto and a joint venture participant in the Diavik Diamond Mine. I have held the following positions with DDMI:

•	Mar 2001 - Apr 2002	Chief Engineer (project development)
•	Apr 2002 - May 2004	Chief Engineer (operations)
•	May 2004 - May 2005	Manager, Business Analysis
•	Jun 2005 - Sep 2007	Manager, Strategic Planning
•	Oct 2007 - Present	Principal Advisor, Strategic Planning

8.

I have read National Instrument 43-101 and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

9.

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

10.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company filed on their websites accessible by the public, of the Technical Report.

(Signed and Sealed)
"Calvin G. Yip, P.Eng."

Dated at Yellowknife, Northwest Territories
April 23, 2008